October 12, 2021

Division of Corporation Finance,

Office of Manufacturing,

Securities and Exchange Commission,

100 F Street N.E.,

Washington, D.C. 20549.

Attention:	Ms. Melissa Gilmore
Mr. Andrew Blume

Re: Ferrari N.V. Form 20-F for the Fiscal Year Ended December 31, 2020
Response Dated September 17, 2021
File No. 001-37596

Dear Ms. Gilmore and Mr. Blume:

On behalf of our client, Ferrari N.V. (the “Registrant”), we are writing to respond to the letter, dated October 4, 2021, from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced annual report on Form 20-F (the “Annual Report”) and the Registrant’s response dated September 17, 2021. For your convenience, we have restated in boldface the Staff’s comment followed by our response.

Form 20-F for the Fiscal Year Ended December 31, 2020

Notes to the Consolidated Financial Statements

31. Entity-Wide Disclosures, page F-70

1.

We note your response to prior comment 6. IFRS 8.33 requires revenues in an individual foreign country that are material to be disclosed separately. As such, please revise future filings to separately quantify any material amounts. To the extent you believe your sponsorship or other revenues are not overly meaningful on a country-level basis, we would not object to the inclusion of relevant clarifying disclosures that supplement this IFRS disclosure requirement.

Response:

In response to the Staff’s comment, the Registrant respectfully advises the Staff that in future filings it will separately disclose revenues of individual foreign countries that are considered material and will add clarifying disclosures relating to the impact of sponsorship and/or other revenues where appropriate.

* * * * *

Any questions or comments with respect to the response may be communicated to the undersigned (tel: 212-558-4000 or email: devitopiscicellio@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Oderisio de Vito Piscicelli
Oderisio de Vito Piscicelli

cc:	Antonio Picca Piccon

Carlo Daneo

(Ferrari N.V.)

Scott D. Miller

(Sullivan & Cromwell LLP)